WRITER’S DIRECT: (646) 428-3210

E-MAIL ADDRESS: ehl@dhclegal.com

May 5, 2025

VIA EDGAR CORRESPONDENCE

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	WhiteFiber, Inc. Draft Registration Statement on Form S-1 submitted February 14, 2025 CIK No. 0002042022

Lady and Gentlemen:

On behalf of our client, WhiteFiber, Inc. (the “Company”), a Cayman Islands exempted company, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations presented thereunder, we hereby submit in electronic form the responses of the Company to comments received from the Staff of the Commission in a letter dated March 3, 2025 (the “Comment Letter”). An additional oral comment, number 6 below was received from the Staff on March 4, 2025.

We hereby submit confidentially in electronic form the accompanying draft Registration Statement on Form S-1 (“DRS”). The DRS reflects the responses of the Company to the Comment Letter and oral comment. The discussion below is presented in the order of the comments received from the Staff. Certain capitalized terms set forth in this letter are used as defined in the DRS. For your convenience, reference in the responses to page numbers are to where they appear in the DRS and to the prospectus contained therein.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 5, 2025

Draft Registration Statement on Form S-1 General

1.	Please provide us with supplemental copies of all written communication, as defined under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

Response No. 1

No written communications have been presented to potential investors. We will provide you with all such communications when they become available.

Prospectus Summary

Our Business, page 1

2.	We note your response to prior comment 13 that your pipeline consists of sites at various stages of evaluation, including those under LOI, pending due diligence, or in early review. Please revise your disclosure to include this information and quantify the amount that is pending due diligence and in early review. In addition, we note your disclosure on page 67 that your development pipeline currently stands at seven sites under “exclusive or nonexclusive letters of intent” aggregating 90+ MW. Please provide a further breakdown of the exclusive and nonexclusive letters of intent, and include this information here.

Response No. 2

The disclosure on page 1 under “Prospectus Summary – Overview”, as well as elsewhere in the prospectus has been revised. The disclosure currently states: “As of [●], 2025, our pipeline of potential data center projects represents approximately [●] MW (gross) projects under Management review, including approximately [●] MW (gross) under non-binding letters of intent with potential customers, which may complement and accommodate future expansion.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 5, 2025

Business, page 62

3.	We note your response to prior comment 12 that there are no material power purchase agreements in place at the Company’s HPC data centers. Please explain to us the method by which you receive energy at your HPC data centers and the costs for receiving such energy. To the extent you have power purchase agreements in place, please disclose the material terms of these agreements and file these agreements as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K. Alternatively, please provide an analysis as to why you do not believe these agreements are material.

Response No. 3

As described below, the Company does not have material power purchase agreements in place at its data centers. For the following reasons, the Company does not believe that further disclosure in the registration statement is required.

At MTL-1, the Company obtains its hydro power through the landlord, who recharges them directly based on actual consumption. The rate is a standard rate offered with no fixed term. The landlord owns the building complex and does not have a separate power entrance exclusively for Enovum. Their power is obtained from Hydro Quebec.

At MTL-2, the Company will be charged directly by the power provider, Hydro Quebec, at the commercial consumer rates. Again there is no fixed term.

In the province of Quebec, all of the hydroelectric power is provided by a crown corporation, Hydro Quebec. It has predetermined rates depending on the customers’ industry and based on the power demand. For the reason, there are no power purchase agreements forour HPC data centers in Quebec, which includes MTL-1, MTL-2 and MTL-3.

Strategic Relationships, page 69

4.	We note your disclosure on page 69 that you entered into a non-binding Memorandum of Understanding (MOU) with an institutional investor in January 2025 and that the MOU identifies certain properties, collectively, as the Seed Project for the Joint Venture. Please expand your disclosure regarding the joint venture to clarify which properties are part of the Seed Project and whether your pipeline of data centers will be covered by the MOU. Please also provide further details regarding the economic obligations of each party, and file this document as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K, or tell us why it is not material.

Response No. 4

The MOU has currently been put on hold. If the Company determines to pursue an MOU in the future, that will not occur until after the initial public offering. As a result, disclosure concerning the MOU has been deleted.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 5, 2025

5.	Notes to Consolidated Financial Statements

Other Current Assets, page F-13

Refer to your response to prior comment 21. Please tell us, and revise your next amendment accordingly to disclose, the nature and terms of your receivable from third parties as of September 30, 2024 and December 31, 2023.

Response No. 5

The nature and terms of the Company’s material receivable balances included in the Current Other Assets are detailed as follows:

●	$13.9 million receivables as of 12/31/2023:

o	Included in the balance was a $7.9 million receivable pertaining to refundable import value-added tax (VAT) on equipment purchases made in Q4 2023. Bit Digital Iceland, a wholly owned subsidiary of Bit Digital Inc, purchased the equipment as part of the HPC services, as outlined in the Company’s S-1 filing. The purchase was made outside of Iceland, and import VAT was paid upon import. As the Company met the eligibility criteria for a VAT refund upon importation into Iceland, a receivable was recorded on the Company’s balance sheet to reflect the anticipated refund. The receivable balance at 12/31/2023 was fully paid off in Q1 2024.

o	Additionally, included in the balance was a $3.4 million receivable related to the equipment purchased on behalf of a customer. The receivable originated from the outstanding reimbursement for the equipment purchased on behalf of the customer as specified in the master service agreement with the customer. The receivable had no specified due date and was not interest-bearing. The outstanding balance at 12/31/2023 was fully paid off in April 2024.

o	Last, there was a $2.6 million receivable related to an overpayment made by the Company to a vendor for equipment purchased for HPC services, as outlined in the Company’s S-1 filing. The receivable at 12/31/2023 was fully paid off in January 2024.

●	$8 million receivable as of 9/30/2024, primarily comprised of:

o	Similar to the receivable as of 12/31/2023, included in the balance was a $2.2M receivable that pertains to refundable import VAT on equipment purchases in Q3 2024 in Iceland. The receivable balance at 9/30/2024 was fully paid off in Q4 2024.

o	Also included in the balance was a $5.3 million receivable that pertains to transactions with a customer .

▪	The total $5.3 million balance was composed of an outstanding $3 million refundable deposit to be made by the customer to the Company as a form of consideration to enter the service order. Given the refundable nature of the deposit specified in the service order, the Company had concurrently recorded a payable balance for $3 million that relates to the Company’s duty to return the deposit to the customer upon receipt.

▪	The remaining $2.3 million of the $5.3 million receivable relates to reimbursement of equipment initially purchased to provide services to the customer. The customer later opted for an upgraded model and reimbursed the Company for the equipment already acquired.

o	Although the payment term for the receivables of $5.3 million above was 10 days after the invoice date, considering the customer had no history of default, all outstanding balances were paid off within 3 weeks. The receivable was not interest-bearing.

Considering the nature and terms of the receivable balances above, as well as the considerations outlined in our prior response to comment 21, the Company has determined that the allowance for credit losses associated with receivables from third parties was not material for the periods presented.

Mr. Austin Stanton

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 5, 2025

6.	Please refile Exhibits 10.5, 10.6 and 10.7 incorporated by reference from the SEC filings of Bit Digital Inc.

Response No. 6

This comment has been complied with.

Very truly yours,

Davidoff Hutcher & Citron LLP

By:	/s/ Elliot H. Lutzker
Elliot H Lutzker, Partner

EHL: esm
cc (by e-mail): Mr. Sam Tabar